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                                                              EXHIBIT 12
                                  AMOCO COMPANY

                 STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                       (millions of dollars, except ratios)

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
                              Six Months
                                Ended            Year Ended December 31,
                               June 30,
                                 1994      1993    1992    1991    1990    1989

  Determination of Income:
    Consolidated earnings
     before income taxes
     and minority interest..   $1,407    $2,427  $1,823  $2,093  $3,456  $3,048

    Fixed charges expensed by
     consolidated companies.       79       193     238     231     266     298

    Adjustments for certain
     companies accounted for
     by the equity method...        5         9      18      12      24      22


    Adjusted earnings plus
     fixed charges..........   $1,491    $2,629  $2,079  $2,336  $3,746  $3,368



  Determination of Fixed Charges:
    Consolidated interest on
     indebtedness (including
     interest capitalized)..   $   63    $  162  $  219  $  216  $  232  $  254

    Consolidated rental
     expense representative
     of an interest factor..       13        31      20      22      30      30

    Adjustments for certain
     companies accounted for
     by the equity method...        2         6      12      17      15      21


    Total fixed charges.....   $   78    $  199  $  251  $  255  $  277  $  305


  Ratio of earnings to
     fixed charges..........     19.1      13.2     8.3     9.2    13.5    11.1
/TABLE
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